September 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel
Jeffrey P. Riedler

Re:	Biozone Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 2, 2012 File No. 333-176951

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 25, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Biozone Pharmaceuticals, Inc. (“Biozone” or the “Company”) filed on September 21, 2011 and amended on December 19, 2011 and July 2, 2012. The Company is simultaneously filing Amendment No.3 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	Please note that we will be providing comments to you on your confidential treatment request under separate cover.

Response:

The Company notes the Commission’s Comment #1.

Risk Factors, page 3

"Confidentiality agreements with employees and others may not ...," page 5

2.
Please refer to your response to Comment 3. Although you state in your response letter that you have filed all confidentiality agreements and intellectual property assignment agreements, it does not appear that these agreements have been filed as exhibits to your registration statement. Please file these exhibits with your next amendment or advise us as to the location of each agreement.

Response:

The Company has not caused the execution of any “stand-alone” confidentiality agreements. Our Employee Handbook, a copy of which is signed by each employee, provides that employees shall not disclose any of our trade secrets, directly or indirectly, or use them in any way, either during the term of their employment or at any time thereafter, except as required in the course of employment with the Company. In addition, our consulting agreements with external advisors provide that the consultant may not disclose confidential information. We have not filed the Employee Handbook or any of our consulting agreements as exhibits because we do not view them as material agreements. The Company has entered into license agreements with BetaZone Pharmaceuticals, LLC, OPKO Pharmaceuticals, LLC and Dr. Nian Wu pursuant to which the Company has granted certain rights to its intellectual property to these counterparties. The license agreements have been incorporated by reference as exhibits to the Registration Statement. The Company has not assigned any of its intellectual property to third parties.

"We cannot assure you that our common stock will become listed, page 6

3.	Please briefly describe the listing standards or corporate governance standards of the NYSE Amex Securities or Nasdaq exchanges that you currently fail to meet.

Response:

The Company has revised the risk factor to describe the corporate governance standards of NYSE MKT LLC (formerly NYSE Amex Securities) that it fails to meet, including director independence standards and the lack of independent audit and compensation committees of its Board of Directors.

Management's Discussion and Analysis and Results of Operations, page 8

Critical Accounting Policies and Estimates, page 11

Revenue Recognition, page 12

4.
You state that license revenue is recorded when reported. Please clarify in the filing your accounting policy and what guidance you used for your accounting treatment. In this respect we note that you entered a license agreement with OKRO in February 2012. If material, please revise your accounting policy in your notes to the financial statements to clarify the accounting treatment for the licensing agreement.

Response:

The Company has expanded its disclosure in this section to describe its accounting treatment of license revenue. The entry into the license agreement with OPKO did not result in a current accounting recognition event and future licensing revenue if any is speculative.

Company Overview, page 13

5.
You state that in December 2011 you transferred your 55% ownership in ISR de Mexico, S. R.L. de C. V., a Mexican corporation that was owned by the Company during the period prior to February 22, 2011, in return for and cancellation of 13,948,001 shares of the Company's common stock. Please tell us how this was accounted for in your financial statements and provide additional disclosure as appropriate.

Response:

The Company intended that simultaneous with the acquisition of the assets of Aero, the 55% ownership in ISR de Mexico, S. R.L. de C. V., would be transferred to the former shareholders of the Company in return for and cancellation of 13,948,001 shares of the Company’s common stock. The actual transfer was delayed because of the failure to locate missing stock certificates, which were located subsequently.  The Company accounted for the transfer of the 55% ownership in ISR de Mexico, S. R.L. de C. V in exchange for the shares in accordance with the parties’ intent and treated the exchange as having occurred simultaneously with the acquisition. The Company has expanded its disclosure in this section to describe its accounting treatment of the exchange.

Properties, page 14

6.
Please refer to your response to Comment 3. Please file the lease agreement related to the Willow Pass Road facility as an exhibit to your registration statement, or provide an analysis as to why this lease agreement is not material to your business.

Response:

The Company has filed the lease agreement related to the Willow Pass Road facility as an exhibit to the Registration Statement.

Business, page 16

Overview, page 16

7.
On page 17, you indicate that you provided responses to the FDA regarding the agency's observations, and provided commitments and timelines for the remediation of the conditions cited by the FDA. Please disclose when you expect to complete the remediation of the conditions cited by the FDA.

Response:

The Company expects to complete the remediation of the conditions cited by the FDA by December 2012 and has revised the Registration Statement to disclose the same.

Other Business Activities — Raw Material Sales and Technology Licensing, page 17

8.
Please expand your discussion of the limited license agreement and the distribution agreement each with OPKO Pharmaceuticals to disclose all material terms, including each parties' material obligations, any financial provisions, the term of the agreement, and any termination provisions.

Response:

The Company has expanded its disclosure in this section to further describe all material items related to the limited license agreement. The Distribution Agreement was effectively terminated as a result of the Separation Agreement executed between Nian Wu and the Company which, among other things, terminated the License Agreement between Mr. Wu and the Company, which provided for the distribution rights granted to OPKO. The Company has revised the disclosure accordingly.

Customers and Marketing, page 21

9.	We are re-issuing prior comment 6. Please expand your disclosure to identify your largest contract manufacturing customer that accounts for a material amount of your sales.

Response:

The identity of the Company’s largest contract manufacturing customer is subject to the confidentiality treatment request, to be approved by the Staff.

Executive Officers and Directors, page 23

Employment Agreements, page 24

10.
You disclose on page 24 that you have paid Mr. Fisher $5,000 towards the amounts due him under his employment agreement. Please disclose the remaining balance due to Mr. Fisher under his employment agreement.

Response:

The Company has paid Mr. Fisher a total of $35,000 through the date of the Amendment. The remaining balance due is $16,333.  The Company has expanded its disclosure in this section to describe the remaining balance due to Mr. Fisher under his employment agreement.

11.
We note your Form 8-K/A filed February 8, 2012 which attaches as an exhibit the resignation letter from Dan Fisher to your executive officers. It appears that Mr. Fisher included two attachments with his letter of resignation; however, Attachment A and Attachment B are not filed as exhibits to the Form 8-K/A. Pursuant to Item 5.02(a)(2) and (a)(3) of Form 8-K, please promptly amend your Form 8-K/A to file a complete copy of the letter from Mr. Fisher, including Attachments A and B thereto.

Response:

The Company filed an amended Form 8-K/A containing these exhibits on July 31, 2012.

Directors' and Officers' Liability Insurance, page 25

12.
We note that you have filed the Director and Officer Indemnification Agreement with Mr. Preto-Novo as Exhibit 1 0. 10 to your registration statement. If you have entered into indemnification agreements with any of your other directors or officers, please file these agreements as exhibits to your registration statement, and amend your disclosure here and elsewhere in your filing to indicate that you have entered into indemnification agreements with the named respective directors and officers.

Response:

To date, the Company has only entered into an indemnification agreement with Mr. Prego-Novo and has yet to enter into indemnification agreements with Mr. Keller or Mr. Maza.

Certain Relationships and Related Transactions, page 26

13.
It appears that the securities purchase agreement you entered into with Opko Health on February 24, 2012 may be incorporated as Exhibit 10.34 to your registration statement despite the fact that the buyer is not identified in that agreement or in the related Form 8K. Please confirm that this is the correct agreement. Alternatively, please file a copy of this agreement.

Response:

It is confirmed that the securities purchase agreement between the Company and Opko Health on February 24, 2012 is incorporated as Exhibit 10.34 to the registration statement.

Biozone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

14.
We reviewed your response to comment 11. You reference a reconciliation provided in your prior amendment which presents pro forma information for Biozone Pharmaceuticals as of December 31, 2010. Your historical financial statement for Biozone Pharmaceuticals, Inc. as of December 31, 2010 does appear to agree to the individual balances of Biozone Labs, Equalan Pharma and Equachem, adjusted for intercompany transactions. The total assets balance appears to include $89,373 in assets from Biozone which should not be included until after the reverse merger, the current liabilities does not agree to the sum of Biozone, Equalan Pharma and Equachem adjusted for intercompany transactions and the long term debt does not agree to the total long term debt for Biozone Laboratories. Please confirm that the December 31, 2010 financial information does not include the effect of the reverse merger as that did not occur until June 30, 2011 or revise your filing accordingly.

Response:

The Balance sheet at December 31, 2010 should not include the assets of BioZone Pharmaceuticals prior to the reverse merger. We have revised our filing to exclude such financial information.

15.
As the consolidated financial statements comprise a C Corp and LLCs, please tell us why you believe the equity section of the historical balance sheet reflects the historical financial statements of the entities that have been consolidated.

Response:

All of the LLC interests were exchanged for shares of BioZone Pharmaceuticals in the transaction. We have retroactively reflected the exchange of shares in the equity section of the historical balance sheet of the BioZone Labs group upon consolidation. The effect of this retroactive application had no effect on total stockholders’ deficiency.

Note 1- Business, page F-5

16.
We note your response to prior comment 12. Please provide us your analysis for determining the accounting acquirer under paragraph a-e of paragraph 805-10-5512. 805-10-55-12a states that the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Your response states that there was change in voting rights just prior to the acquisition. Please clarify in the filing what the change in voting rights was and tell us how this supports your determination that BioZone Lab Groups was the accounting acquirer.

Response:

We evaluated all relevant facts and circumstances to determine the accounting acquirer under paragraphs of 805-10-55-12(a-e) and 805-10-55-13 and 14, as follows:

The voting rights after the transaction was completed – Immediately after the transaction was completed, no shareholder individually owned more than 20% of the total shares issued and outstanding.  The largest shareholder after the transaction was ISR Investments, the majority shareholder of International Surf, which relinquished its shares after the transaction pursuant to the intent of the parties at the time of the transaction. After adjusting the outstanding shares for the return of ISR shares, no shareholder individually owned more than 15% of the adjusted total shares issued and outstanding.

ASC 805-10-55-12 paragraph a states in part, “The relative voting rights in the combined entity after the business combination - The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.”

ASC 805-10-55-12 paragraph b states in part, “The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest  - The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

Immediately after the transaction, the former shareholders of BioZone Laboratories Inc. owned a total of 21,000,000 shares, or 31% of the total shares issued and outstanding and 38% of the adjusted (as described above) issued and outstanding shares and no other shareholder owned a significant amount of the total outstanding shares (other than ISR Investments). Accordingly, we determined that the factors described in ASC 805-10-55-12 a and b support the conclusion that the BioZone Labs Group is the accounting acquirer because it’s former shareholders received the largest portion of the voting rights in the combined entity and held the largest minority voting interest in the combined entity.

The composition of the Board and of management after the transaction – Immediately after the transaction, the Board of Directors of the combined entity consisted of three members, including Brian Keller and Daniel Fisher, who were board members and controlling shareholders of the BioZone Labs Group. In addition, Mr. Keller and Mr. Fisher were appointed to senior management positions in the Company and were fully in charge of all business operations.

ASC 805-10-55-12 paragraph c states in part, “The composition of the governing body of the combined entity – The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

We considered the initial composition of the board and the fact that the combined entity’s by-laws provide that the terms of the directors expire at the next annual shareholder's meeting following their election, indicating that the composition of the board is not subject to change within a short period of time after the acquisition date. Accordingly, we determined that the factor described in ASC 805-10-55-12 paragraph c supports the conclusion that the BioZone Labs Group is the accounting acquirer because its former shareholders composed a majority of the governing body of the combined entity.

ASC 805-10-55-12 paragraph d states in part, “The composition of the senior management of the combined entity – The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

We considered the initial composition of the management team of the combined entity, which consisted of: Brian Keller (President and Chief Scientific Officer), Daniel Fisher (Executive Vice President); and Elliot Maza (CFO). Together, Brian Keller and Daniel Fisher controlled   the BioZone Labs Group prior to the transaction. Accordingly, we determined that the factor described in ASC 805-10-55-12 paragraph d supports the conclusion that the BioZone Labs Group is the accounting acquirer because its former shareholders composed a majority of the management team and held operational control of the combined entity.

The relative size of the parties involved: We analyzed the size of all the parties involved in the transaction. BioZone Laboratories Inc. constituted approximately 98% of total revenues and 87% of total assets of the pro forma combined financial statements of the entities. BioZone Pharmaceuticals (f/k/a International Surf, the legal survivor) had minimal assets and no revenues. Aero Pharmaceuticals had $331,000 in revenues and less than $1million in total assets as of and for the year ended December 31, 2010. Accordingly, we determined that this factor supports the conclusion that the BioZone Labs Group should be considered the acquirer because it is the combining entity whose relative size is significantly larger than the other combining entity or entities.

The reason for entering into the transaction – The main reason for entering into the transaction was for BioZone Laboratories, Inc. and related companies to continue its operations and business as a publicly traded company to provide access to growth capital not readily obtainable from private equity sources.  The principals involved in the transaction, including the former shareholders of the BioZone Labs Group, determined that the most inexpensive and efficient method to achieve this result was to merge with an existing public shell company.

17.
We note your response to prior comment 15. Given that there was no legally binding agreement to ensure the group of shareholders acts in concert and no individual shareholder or immediate family members holds greater than 50% of ownership interests, please tell us why you still believe that BioZone Lab Group, including Beta Zone, met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5.

Response:

We evaluated all relevant facts and circumstances to determine that the BioZone Lab Group, including Beta Zone, met the criteria for common control for accounting purposes as follows:

1.	The transaction was conditional upon the simultaneous acquisition of each entity.

2.
The ownership percentages of the former BioZone Lab Group shareholders in each of BioZone Laboratories Inc., Equalan, Equachem, and BetaZone were identical and though no formal agreement existed to vote the entities’ shares in concert, the intent of the parties was that the BioZone Labs Group shareholders would act as a group.

3.
The significant number and dollar amount of inter-company transactions among the BioZone Labs Group entities and the common management of each entity caused each entity to be reliant upon each other and required the shareholders to act in concert with respect to each entity.

Note 7. Convertible Notes Payable, page F-9

18.
Refer to your response to comment 18. Please confirm whether the convertible instruments issued in 2012 also were contingent on a qualified financing transaction and thus you determined that bifurcation of the conversion option as a derivative was not required. Provide additional disclosure in the notes to the interim financial statements regarding the terms of the agreements and the accounting treatment for the conversion options.

Response:

The convertible notes issued in 2012 were not contingent on a qualified financing transaction. We analyzed the conversion feature and determined that it does not meet the criteria for bifurcation as a derivative. We recorded a beneficial conversion feature (BCF) based on the intrinsic value of the conversion option embedded in the debt instrument calculated by the difference between the fair value of the underlying common stock at the commitment date of the note and the effective conversion price embedded in the note. The BCF has been recorded as a debt discount and will be amortized over the life of the notes. If, after further analysis, we determine that the BCF would reduce the carrying value of the debt below zero, the excess will be charged to interest expense. We will revise our filing to include this accounting treatment for the 2012 interim financial statements.

Note 10. Warrants, page F-12

19.
You have recorded the 2011 warrants as derivative liabilities due to ratchets included in the terms of those warrants. Please clarify in the filing that the warrants issued in January 2012 and February 2012 (OPKO warrants) were also recorded as derivatives and whether they had similar ratchets. If the 2012 warrants had different terms, please tell us the guidance you relied on to determine their accounting; treatment.

Response:

The warrants issued in 2012 contain the same terms as the warrants issued in 2011 and have been recorded as derivative liabilities. We will revise our disclosure to clarify that the warrants issued in 2012 have been classified as derivatives because of the terms of the warrants.

Item 16. Exhibits and Financial Statement Schedules

20.	Please file a complete copy of Exhibit 10.4, the Securities Purchase Agreement dated February 28, 2011.

Response:

The Company has filed a complete copy of Exhibit 10.4, the Securities Purchase Agreement dated February 28, 2011. Notwithstanding the foregoing, at the time the Securities Purchase Agreement was executed, there was no form of UCC Financing Statements or form of Legal Opinion of the Company’s Counsel included as exhibits to the Securities Purchase Agreement.

21.	Please revise your exhibit index to list the complete name of each agreement, including the identity the third parties and the dates of each agreements.

Response:

The Company has revised the exhibit index to list the complete name and date of each agreement to the extent such agreement was not filed as a “Form”.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-810-0611 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Tara Guarneri-Ferrara

Tara Guarneri-Ferrara

Cc: Elliot Maza, CEO